FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Death of member of the

Supervisory Committee

Buenos Aires, September 26, 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Death of member of the Supervisory Committee.

With due consideration:

We are writing to inform the death of the member of Banco BBVA Argentina S.A.̓s Supervisory Committee, Dr. Alejandro Mosquera.

Considering the above mentioned, it is reported that the position as regular member will be assumed by Dr. Julieta Paula Pariso, who until now served as an alternate member of the Supervisory Committee, until the end of the mandate in accordance with the appointment of positions made by the General Ordinary and Extraordinary Shareholders Meeting held on April 29, 2022.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11156 L° 103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: September 26th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer